Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Schwab Network: MORNING TRADE: Grayscale CEO Michael Sonnenshein on the Launch of Spot Bitcoin ETFs

Oliver Renick [00:00:00] You guys really were at the forefront of this, putting the pressure on regulators for a long time. How do you feel right now?

Michael Sonnenshein [00:00:06] Thank you so much. It really is the culmination of ten years of work. You know, when I think back to, um, you know, being here this morning on the floor of the New York Stock Exchange, I remember when we first selected the New York Stock Exchange to be the listing venue for GBTC. When it uplists, I mean, there have been no shortage of, you know, triumphs and tribulations along the way. But throughout it, I really just have to say, first and foremost, thank you to our investors. You've supported us throughout this, and a huge thank you to the Grayscale team for just being so steadfast in their belief and their hard work that got us to today's outcome.

Oliver Renick [00:00:40] So we're looking through all the new funds, right? There's a lot of competition for the flows that the crypto community expects is coming, but your ticker is going to be the same one. So we've got to try and memorize all these tickers. But GBTC is the easy one because we already know that one, right?

Michael Sonnenshein [00:00:57] You said it well right. So GBTC has been trading since mid 2015. Uh it comes to market as an ETF today with $28 billion of assets under management. We have a diversified shareholder base across all 50 states. I think yesterday it did about $650 million in notional trading volume. Um, and so for GBTC investors this morning, um, no action required. Uh, their shares are now simply just quoted in price to where the shares are trading on the NYSE as opposed to where they were on the OTC market yesterday.

Oliver Renick [00:01:32] What is the, what are the mechanics look like? I mean, is it does it just happen immediately or what do you need- do the pipes need to change? Do you need to plug and play or how does it work?

Michael Sonnenshein [00:01:42] Yeah, actually it was a very smooth process. Again, hats off to the grayscale team. Yesterday GBTC shares stopped trading on the OTC market. Uh this morning they got out of the gate super super early. Uh, GBTC was actually the first spot Bitcoin ETF to trade in the US today. And you're seeing the market reaction to it. Uh some really heavy volume in GBTC this morning even just in those first few hours of trading.

Oliver Renick [00:02:07] What are you looking for. What's your expectation. What will make you happy. What makes you feel like, uh, you know, you're you're going to be at the forefront outflows wise. Is it. I mean, how are you kind of measuring success?

Michael Sonnenshein [00:02:22] Well, GBTC in many ways has already won the war, right. It came to market with $28 billion of assets. That makes it, uh, the second largest spot commodity ETF in the world. Uh, we think it's fantastic that our team and GBTC has actually paved the way for other products to be able to come to market. Um, but ultimately, we do think that investors should have choice. Um, investors now do have choice. I think there's now 11 spot bitcoin ETFs here in the US. But for a lot of investors, we do continue to feel that GBTC will bring value to them through its size, its AUM, its liquidity. And again, that track record of Grayscale being an asset manager with a crypto specialty and ten years of operations.

Oliver Renick [00:03:08] And, uh, fee-wise, help me, I'm trying to keep track of everything because there's some discounts that others are offering. Uh, the Grayscale 1.5% was the- was the fee pre. What was the fee going to be like now?

Michael Sonnenshein [00:03:24] So going into the uplisting GBTC fee was 2%. We made a commitment to investors that we would lower fees upon the Up listing. So we did lower fees by 25%. And we're really proud of the fact that we stuck to that conviction, um, fulfilled that promise. And I think for a lot of investors, um, you know, they're going to see that GBTC is a market leading product and will, in fact, continue to leverage GBTC because of its size, because of its liquidity. That'll be really important, not just for, you know, the everyday retail investor, but also important for institutional investors that are looking to put on and take off large exposures to Bitcoin. Um, the size and liquidity of GBTC will continue to be a really, really big differentiator where some of these other products coming to market are starting from square one and are just trying to amass AUM.

Oliver Renick [00:04:17] Uh, that to me is, uh, absolutely correct. Right. You've got a head start. Basically, uh, if someone's looking at a fund and they're saying, okay, liquidity is important to me, I want something with with assets already in there, you're in that and you've got the head start. Do you worry, though, that the moat has been reduced at all?

Michael Sonnenshein [00:04:36] Well, you know, actually I think that's really even more important in crypto in Bitcoin specifically than other asset classes. You know, over the last ten years, we've weathered countless different cycles and market environments for Bitcoin. And so when those, you know, events happen again, I think investors are going to want to ensure that they're in a liquid product where they once again can put positions on and take positions off, and that'll continue to be a really, really important differentiating factor as investors think about where to get that exposure.

Oliver Renick [00:05:05] And is there, will you respond at all if the flows don't go the way you want? I mean, if people just go for cheapest, will you react or how committed are you to this structure?

Michael Sonnenshein [00:05:18] Well over time, we'll continue to evaluate fees. You know, certainly we have to remember this is just day one of what has been a ten year journey for us to get here. I think importantly for a lot of investors looking at crypto, diversifying their portfolios, talking to their financial advisors about their crypto exposure, GBTC is also just one product that grayscale offers. Um, and it's the first of the grayscale products to fulfill this four phase life cycle that resulted in an uplifting to an ETF. You now are seeing, you know, questions from investors about where else to diversify within crypto. And Grayscale has 16 other investment products that offer digital asset exposure. So we really are excited to continue to play a key role for individuals and advisors to fill that knowledge gap. So as they do think about crypto exposure, we're there to provide them with timely information and information that they can trust.

Oliver Renick [00:06:11] All right. Understood. Uh, price action wise, right now we're about 2.5%, 47 five. So we're at the highs of the past week. But about where we were when that fake SEC tweet came out. Any thoughts on the price action or expectations.

Michael Sonnenshein [00:06:28] Yeah. You know I have not been one to make price predictions. I've been in crypto now for a decade. Um, it never benefits me or anybody listening to my interviews. So what I can say is that our conviction in this asset class, um, has never been stronger. And, the, you know, onset of spot bitcoin ETFs debuting today GBTC debuting today is a spot bitcoin ETF, firmly weaves crypto into the fabric of the financial services ecosystem here in the United States. And I think as a result of that, we've never felt more optimistic about the prospects for this asset class.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.